T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

February 8, 2008
Trading Symbols: TSX Venture – CLH
  US;OTC.BB – CLHRF
  Berlinand Frankfurt– GV8

INVESTOR RELATIONS SERVICES
Coral Gold Resources Ltd. (the “Company”) announces that it has entered into an agreement with Luc Lesage to provide investor relations services. Mr. Lesage will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has agreed to pay Mr. Lesage the amount of $1,500 per month for a term of one year unless terminated upon 30 days’ notice by either party. Under the agreement, the Company has also granted Mr. Lesage stock options for the purchase of 50,000 shares at a price of $1.00 per share exercisable on or before February 4, 2013. The options are subject to a stock option plan.

The Company deals with Mr. Lesage on an arm’s length basis.
ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.